Filed Pursuant to Rule 253(g)(2)
File No. 024-11210

FUNDRISE EFUND, LLC

SUPPLEMENT NO. 5 DATED JULY 1, 2022
TO THE OFFERING CIRCULAR DATED DECEMBER 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise eFund, LLC (“we”, “our” or “us”), dated December 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Net Asset Value (“NAV”) Per Share as of June 30, 2022;
•	Historical NAV Information; and
•	Real Estate Performance.

Net Asset Value as of June 30, 2022

As of June 30, 2022 our net asset value (“NAV”) per common share is $11.94. This NAV per common share shall be effective until updated by us on or about December 31, 2022 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	June 30, 2022 [1]	December 31, 2021 [1]
ASSETS
Investments, at fair value	$92,126	$75,922
Real estate properties, at fair value	85,394	71,922
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	2,900	-
Other real estate investments, at fair value	2,825	3,000
Non-real estate-related investments, at fair value	1,007	1,000
Current interest receivable	-	-
Cash and cash equivalents	19,164	10,864
Other assets	308	2,484
Total Assets	$111,598	$89,270

LIABILITIES
Accounts payable	$3,037	$356
Due to related party	7	10
Settling subscriptions	4	893
Other Liabilities	116	53
Redemptions payable	480	-
Total Liabilities	$3,644	$1,312

NET ASSETS CONSIST OF:
Fundrise eFund, LLC Members’ Equity:
Common shares: 9,040,239 and 7,438,855 shares outstanding, net of offering costs on June 30, 2022 and December 31, 2021, respectively	$98,655	$79,227
Retained Earnings (Accumulated deficit)	1,597	1,363
Net adjustments to fair value	7,702	7,368
NET ASSETS	$107,954	$87,958
NET ASSET VALUE PER SHARE, 9,040,239 and 7,438,855 shares outstanding, net of offering costs, for the period ended June 30, 2022 and December 31, 2021, respectively [2]	$11.94	$11.82

[1] Estimated Balance Sheets as of June 30, 2022 and December 31, 2021.

[2] The total shares outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to the processing of any redemption requests outstanding as of June 30, 2022 and December 31, 2021, respectively.

On July 1, 2022, the Company announced that its net asset value per share (“NAV”) as of June 30, 2022 is $11.94 per common share. This NAV per common share shall be effective until updated by us on or about December 31, 2022 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the market value of our shares on a semi-annual basis. However, the majority of our assets consist of commercial real estate loans and other commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on July 1, 2022 the per share purchase price of our Common Shares will be $11.94 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after December 31, 2022, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Beginning on July 1, 2022, the Company’s phase is set at ramping up.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each semi-annual period from December 31, 2018 to June 30, 2022.

Date	NAV Per Share
December 31, 2018	$10.34
June 30, 2019	$10.44
December 31, 2019	$10.74
June 30, 2020	$10.92
November 30, 2020	$11.44
June 30, 2021	$11.59
December 31, 2021	$11.82
June 30, 2022	$11.94

Real Estate Performance

The Company experienced a write up in NAV due mainly to increases in the value of the directly owned single-family homes driven by (among other things) increased demand for well-located housing particularly in the Los Angeles market.